News Release	No. 08-160 July 15, 2008

Platinum Group Reports Third Quarter Financial Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-AMEX) (“Platinum Group”) announces the publication of the Company’s unaudited financial results for the quarter ended May 31, 2008. For complete details of the May 31, 2008 financial statements and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov/edgar/searchedgar/webusers.htm).

The Company’s key project is its 37% interest in the Western Bushveld Joint Venture (“WBJV”), a platinum exploration and development project on combined mineral rights covering approximately 72 square kilometres on the Western Bushveld Complex of South Africa.

The Company’s cash position consisting of cash and short term investments at May 31, 2008 was $5.6 million.  The Company’s cash is held in a current account. The Company also held marketable securities at quarter end with a market value of $1.7 million. All amounts herein are reported in Canadian dollars unless otherwise specified. None of the Company’s cash has been invested in asset backed commercial paper.

Accounts receivable at quarter end totalled $679,145. An additional amount of $1,686,012 was due from WBJV partners and this amount was received subsequent to the end of the period.  Accounts payable amounted to $2.84 million.  Accounts receivable were comprised primarily of value added taxes repayable to the Company in Canada and in South Africa while accounts payable were due mostly for drilling, sampling, geophysical and engineering work conducted on the WBJV.

Global exploration expenditures for the Company’s account for the nine months, including the Company’s share of WBJV expenditures, totaled $6,545,212 (2007 - $2,737,018). Of this amount $6,069,729 was for the WBJV (2007 - $2,266,519) and $475,483 was for other exploration (2007 - $470,499). After meeting its earn in requirements in April 2006, Platinum Group is currently responsible for its 37% pro-rata share of expenditures for the WBJV. Total WBJV expenditures during the nine month period by all Joint Venture partners totaled $15,771,419 (2007 - $6,415,630).

As Operator the Company delivered a Positive Feasibility Study for Project 1 of the WBJV to the partners on July 1, 2008.  Summary results of the study were published in a news release by the Company dated July 7, 2008.  The feasibility study will be used for a project build decision and if implemented the Company would then need to complete project financing for its share of capital costs and expand its capabilities as operator. Permit applications are in process.  The partners of the WBJV will have 90 days, until approximately early October 2008, to consider the findings of the study, at which time they will be asked to consider a decision to mine.

The Company’s loss for the nine months ended May 31, 2008 amounted to $3.9 million or $0.06 per share as compared to $5.4 million or $0.09 per share for the prior year’s nine months ended May 31, 2007. The current loss includes $638,034 as a non-cash charge for Stock Based Compensation (2007 - $1,395,866). The loss for the same period in 2007 included a charge for the write-off of Canadian mineral property acquisition and deferred exploration costs of $1.32 million. General overhead and administration costs for the period, not including non-cash items, amounted to $3.45 million (2007 - $2.65 million) after interest income earned of $220,943 (2007 - $297,618). The increase in general and administrative costs in the quarter is primarily the result of the Company’s increased activity level in South Africa and increased staffing levels as the Company prepares for project development in South Africa.

During the nine months the Company raised funding of $2,246,025 by issuance of 703,500 shares for the exercise of stock options and 850,000 shares for the exercise of share purchase warrants.

During the current interim period, the Company identified that it had recorded stock based compensation of $803,000 in the third quarter of 2007 that should have been recorded in the second quarter of 2007.  The Company has restated its interim consolidated statements of operations and comprehensive income and cash flows for the three months ended May 31, 2007.

About Platinum Group Metals Ltd.
Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations. It holds significant mineral rights in the Northern and Western Bushveld Igneous Complex of South Africa.

Platinum Group is also a significant mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario Canada.

On behalf of the Board of
Platinum Group Metals Ltd.

“Frank R. Hallam”

Chief Financial Officer and Director

For further information contact:
R. Michael Jones, President
or John Foulkes, Manager Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The TSX Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, without limitation, statements regarding the timing of future activities by the Company, future anticipated exploration and development programs, the review of technical information, the discovery and delineation of mineral deposit and resources, business plans, potential mining scenarios, business trends and future operating factors. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment;  no firm quotes for costs have been received;  the legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa; the potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available. There are significant risks with respect to grade estimation, metallurgical recovery and mining plans that may result in over estimation or failure to meet targets. Availability of grid electrical power is completely outside the company control. Any estimates, plans or studies prepared by or on behalf of other companies with respect to the project have not been prepared or reviewed by the Company or the Company’s QPs and such disclosure can’t and should not be in any way be attributed to the Company or the Company’s QPs, independent or non-independent. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in our disclosure, such as “Measured,” “Indicated,” and “Inferred,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

U.S. investors are urged to consider closely the disclosure in our Form 40-F, File No. 0-30306, which may be secured from us, or from the SEC’s website at: http://sec.gov/edgar.shtml. Mineral resources that are not mineral reserves do not have demonstrated economic viability.